INVEST IN **BOATBITES INC.**

Think Uber Eats, but for the water

BoatBites
Where Waves Meet Delivery.
• Order
• Pay via app
• Deliver within 1 hour
Hungry
Thirsty
Kids
Ice
Essentials

boatbites.club Tampa FL

Featured Investors

Investors include

Cary P Gould | Founder, friends and family | Cary Gould | John Bonaccorso

Cary P Gould

Syndicate Lead

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I've known John, the founder since junior high school. Given his track record of innovation and success, I didn't want to miss out on this opportunity. Having seen the specs of the BoatBites app, I'm hoping it will be the best food delivery app anyone has ever seen.John has consistently demonstrated a remarkable ability to succeed, driven by a unique foresight and determination. Despite having no background in technology, he managed to convince APPLE to invest in his first tech startup in Orlando. In 2001, he conceptualized, designed, and built the world's first digital marketplace utilizing a technology similar to "blockchain".

Invested $25,000 this round & $50,000 previously

Highlights

1 The founder/team members have founded and had profitable exits.

2 Huge market. Boaters, No Competition (really).

3 Think Uber Eats for Boaters. Mobile app. Low Overhead.

4 Defensible. App utilizes multiple layers of AI and proprietary logistical algorithms.

5 Beta tests have been profitable & proved logistics.

6 60+ years of successful business experience.

7 Partnerships in place.

Our Team



John Bonaccorso   CEO

On a small team that developed a global marketing framework for American Express. Created & licensed first tech company to APPLE. Created, archived, & deployed the world's first legal digital marketplace using proprietary "blockchain" technology in 2004.



Kipp Kochera   Director of Maritime



Tamera Grundhoefer   VP of Marketing

Marketing executive with 10 years of experience. My strategies have increased sales for a client by 297%. I have a proven track record in developing and implementing effective marketing strategies that drive growth and improve brand visibility.

Think Uber Eats, but for the water!



What is BoatBites?

Think Uber Eats, but for the water.

The BoatBites app connects Boaters and Beachgoers to hot food, cold drinks, beer, ice, sunscreen, and all the forgotten items while not having to leave their fun in the sun!

- ✓ Hungry boaters?
- ✓ Ice all melted?
- ✓ Need more beer?
- ✓ Need something for the kids?

Get it all delivered using our app!





There is always a party that wants more...

We have surveyed 7,500 USA **boaters** and **beachgoers** who said they regularly:

- Did not pack enough food - 64%
- Ran out of cold drinks - 78% - *we all know you need more beer*
- Most or all of their ice melted - 63%
- Unexpectedly needed medicine, bandaids, etc. - 21%
- Forgot essential items: sunscreen, baby items, sunglasses - 45%

That's where we come in, delivering what you need right to you on the water!

BoatBites

Where Waves Meet Delivery.

- Order
- Pay via app
- Deliver within 1 hour





SUN
SUN
ASPIRIN

BoatBites
Hungry
Thirsty
Kids
Ice
Essentials

Why has no one done this before?

It's Hard. No, its freaking REALLY hard.

Uber Eats is easy:

- Your house doesn't move
- The restaurant isn't moving
- Only the delivery driver moves

BoatBites:

- Boats change locations after ordering
- Often food trucks move
- Delivery boats move & fight waves
- There are NO addresses on the water
- Tides and weather change
- Many boats look alike
- Often 100's of boats cluster together

We use AI-driven Predictive Analytics Modeling also used by:

amazon NASA

But, we have made it fun!



Stats we love!

- Boats in northern states are operated for MORE days, on average than boats in southern states.
- Two out of three boaters are middle-class.
- While 50% of boat owners have two-people homes, 30% of boat owners have kids.
- 100 million Americans go boating 54 days each year
- Millennials make up 31% of boater demographics
- 11.9% of U.S. households own a recreational boat
- 61% of boat owners earn less than $100,000
- Open powerboats are the most popular boat in the U.S.
- 95% of recreational boats are less than 26 feet in length

This is a NATIONAL business.

Region	Days of Operation
Midwest	56 days
Northeast	55 days
South/West	52 days

Source: quicknav.com/boating-statistics/

Who we connect.

- ✓ 7,000+ food boats
- ✓ 75,000+ food trucks
- ✓ 120,000+ water front restaurants
- ✓ 250,000+ grocery and convenience stores
- ✓ 5,000,000+ water delivery people
- ✓ 15,000,000+ boat owners



The complexity behind the app.

Our multi-layered, proprietary AI-driven predictive analytics modeling includes more than 30+ data sets that inform both the food vendors and delivery drivers, in real-time, of the locations to make the most money! Even weeks, days, and hours in advance. We inform boaters of the most popular spots of the day.

These data points include:

- Tides
- Safety issues
- Special events (lake and sandbar parties, holiday events, etc.)
- Historical and current weather (wind, temperature, etc.)
- Current & expected locations of boats in the areas of their choice

Delivery via drone, jet ski, and well, who knows what else the future holds?



Technical Partner

Specialties:

Artificial Intelligence(AI) & Machine Learning(ML) solutions
Business Intelligence and Analytics
Native and cross-platform Mobile Application Development
Big Data Analytics
Augmented Reality/Virtual Reality
Enterprise Solutions
Logistics Software
Data Analytics

BoatBites' CEO has over 20 years of experience working with Softura, they are not just a vendor, they are a trusted partner.



Mark Murphy CEO



Launch Timeline

Aug/Sept 2023 Beta	Dec 2023	Jan 2024	April 2024	June 2024	Nationwide 2025
Tampa, FL	Clearwater, FL	West Coast, FL	Miami, FL	Ft Lauderdale, FL	Across the US

Source: flhsmv.gov/motor-vehicles-tags-titles/vessels/vessel-owner-statistics/

Note: forward-looking projections cannot be guaranteed.

We are going NATIONAL in 2025

Across the country, there are millions of water lovers who want to enjoy their day.
No more having to stop the fun, pack up, lose your spot, and find a way out of the crowd if you can.


Alabama
New York
Minnesota
Colorado
Florida
Michigan
California
New Mexico
Ohio
Georgia
Arizona
Kentucky
North Carolina
Missouri
Texas

*memberships are not required to use BoatBites delivery service.

Coolest memberships for the hottest days.*

DECKHAND $499
- 1 FREE delivery per month
- 1 FREE 5 lb bag of ice per delivery
- Locked in lower delivery fees

FIRST MATE $899
- 2 FREE delivery per month
- 1 FREE 10 lb bag of ice per delivery
- Locked in lower delivery fees
- $10/month credit towards orders
- Earn rewards and freebies

CAPTAIN $1299
- 1 FREE delivery per week
- 2 FREE 10 lb bag of ice per delivery
- Locked in lower delivery fees
- $30/month credit towards orders
- Earn rewards and freebies
- Priority delivery scheduling
- Dedicated account manager
- FREE Seatow membership









On demand delivery.

You don't have to be a member to enjoy all of our services.

Anyone can order at anytime, with or without a membership. No matter the reason, we have you covered for your day of fun in the sun!

As we roll out across the country, our app will work on most lakes, rivers, and even the ocean.





How do we make money?

BoatBites makes money from delivery fees, membership sales, sponsorships, app listing fees for vendors, and special events.

FLORIDA 2024

Delivery fee:	$50-100/order - based on survey of 3,896 Florida boaters
Annual memberships:	$499/$899/$1299
Sponsorships:	$175,000

STATS WE LOVE:

Florida registered watercraft:	1,004,240 in 2022
Florida boating trips:	54 million in 2022
Florida beach visitors:	9.81 million in 2022

Source: [link]







Note: forward-looking projections cannot be guaranteed.

Doing our part to keep the water clean.

Environmentally friendly

- Free eco-friendly, dissolving packaging to food vendors
- Mandating eco-friendly paper and bio-degradable straws
- Delivery drivers will be required to ask to remove trash from boats

Environmental Manager:

- Developing processes to minimize environmental impact
- Ensuring compliance with all environmental regulations
- Educating Employees on their responsibility for conservation
- Maintaining Environmental Permits and Records



BoatBites
Promotions Team

Promotions Team



Lexi
BOATBITES PROMO LEAD



BOAT PARTIES



SANDBAR PARTIES



SPECIAL EVENTS

Our exclusive BoatBites promo team is the face of the brand, engaging with customers, and crashing sandbar parties with food, drinks, and BoatBites merch!

We have used them to start the fun, promoting our brand, the perks of memberships, and showcasing the way BoatBites brings the fun to the party!



What people are saying.



xwolfden14x Can't tell you how many times this would have made being out on the water more enjoyable!! Let's go!



katrob2151 This is such a great idea! When will you be in Michigan?



austinnave02 this is an amazing concept as a part time uber driver and avid fisherman shouldve considered 😂🤘🤘🤘🤘



a_potts6146 I would do it! Iv said this needs to happen for years! I would love having fun just driving my boat around ubering on water for sure!!



froztytheceo This is honestly a great idea y'all keep going
7w 1 like Reply

Why BoatBites?

Since the dawn of time...

- The sun has been hot
- Ice melts
- People get hungry
- Humans fail to plan
- Humans have been boating
- Beer gets warm
- Food gets eaten before you're ready to go home
- Sunscreen runs out and you burn your buns
- Your kids don't want to go home yet

You get the idea. We are "where delivery meets the water!" It is not any more complicated than that. All the rest is BS.

BoatBites. Keeping it simple.



@BOATBITESINC

What makes us special?

We do not markup items, we compensate delivery drivers 2-3x more than any other

delivery drivers 2-3x more than any other
food delivery app, and offer food vendors a
7-day-a-week/12 hours-a-day opportunity to earn more.

- ✓ BoatBites Wins
- ✓ Boaters and Beachgoers Win
- ✓ Food Vendors Win
- ✓ Delivery Drivers Win
- ✓ YOU WIN



Our Team



John Bonaccorso
CEO



Tamera Grundhoefer
VP OF MARKETING



Kipp Kochera
DIRECTOR OF MARITIME



Vishwas Sutar
CHIEF TECHNOLOGY OFFICER



Bailee Grundy
ENVIRONMENTAL MANAGER

Combined Management Skills

- 15 successful companies and internet startups
- 70+ years of successful marketing expertise
- 25+ years of financial management
- 20+ years of inventing cutting-edge technologies
- 60+ years of senior management expertise
- Started and sold successful companies
- 15 Years of Logistics experience